Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Chevron Corporation

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Chevron [NYSE:CVX]: Due to the Company’s Failure to Set Adequate Net Zero by 2050 Targets, Realign Investment Plans and Policy Influence Activities to Limit Global Warming to 1.5°C, Adequately Respond to Majority-Supported Shareholder Proposals, and Ensure Adequate Independent Board Leadership:

•	Vote AGAINST CEO and Chairman Michael Wirth (Item 1.l) and
•	Vote AGAINST Lead Director Ronald Sugar (item 1.j)

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Chevron is the second-largest U.S. oil major after ExxonMobil and is the third-largest emitter among global oil majors.1 Chevron ranked eighth among global oil and gas producers for resources under development in 2021 (with 68.9% of that in unconventional sources), and ranked 12th amongst global oil and gas producers for exploration capital expenditure between 2019 to 2021.2 Chevron is among the 167 target companies named by Climate Action 100+ as the largest global emitters and “key to driving the global net-zero emissions transition.”3

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80 percent of carbon emissions from the U.S. energy system.4 The U.S. is the largest petroleum and fossil gas producer in the world, having overtaken Saudi Arabia and Russia in recent years.5 To stay within the available carbon budget to limit warming to 1.5°C, oil and gas companies must not just decarbonize their own emissions, but global consumption of fossil fuels must fall as well.6 In 2021, the International Energy Agency (IEA) set out the implications of a 1.5°C pathway for the oil and gas sector in its “Net Zero by 2050” scenario (NZE). Under the NZE, fossil fuel use falls dramatically and can be satisfied with existing assets, with no need to invest in new oil and gas fields.7

On March 8, 2022, Majority Action filed an exempt solicitation urging investors to vote against the board leadership at Chevron,8 due to its failure to adequately respond to majority-supported climate-related shareholder proposals and provide adequate independent board leadership due to the company’s lead independent director’s long tenure and over-commitment to four public boards, as well as a range of advisory positions. In addition, Chevron has failed to adopt an ambition to achieve net zero by 2050 or sooner that includes its scope 3 emissions, or adequate interim targets; to align capital allocation to meet a net zero decarbonization commitment in line with the IEA’s Net Zero Scenario; or align its lobbying and policy influence to Paris Agreement goals. Chevron is also part of a current, ongoing investigation by the U.S. House Committee on Oversight and Reform on the role of the fossil fuel industry in promoting decades of climate disinformation and preventing meaningful action on climate change.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways and align companies’ business plans and policy influence to those targets is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to its core business, and greenhouse gas (GHG) emissions reductions have profound strategic implications, the board chair, and lead independent director where the position exists, should be held accountable. Chevron’s own report, Climate Change Resilience, underscores that the responsibility for oversight of climate change-related risks lies with the full board of directors.9

Failure to set adequate net zero targets

Net zero by 2050 commitment that covers all relevant emissions sources, in particular Scope 3 emissions from the burning of products sold, and on a full equity share basis	X
Net zero commitment has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage	X
Company has adopted robust interim targets, including substantial reductions by 2030	X

In October 2021, Chevron published updated GHG reduction targets, including a net zero “aspiration” for scope 1 and 2 equity upstream emissions, and a target of reducing the carbon intensity of its portfolio across scopes 1, 2, and 3 by only 5 percent (from a 2016 baseline) by 2028.10 According to the Climate Action 100+ Net-Zero Company Benchmark, Chevron’s net zero ambition does not meet the criteria for a net zero by 2050 ambition, as it does not cover 95 percent of its scope 1 and 2 emissions nor most relevant scope 3 emissions, nor is it aligned with the goal of limiting warming to 1.5°C.11

Chevron’s interim targets do not fully meet the Climate Action 100+ Net-Zero Company Benchmark indicators for medium- or short-term targets. Only the medium-term target covers 95 percent of scopes 1 and 2 and most relevant scope 3 emissions, and none are aligned to the goal of limiting warming to 1.5°C.12 An intensity-only reduction target provides no guarantee that the company’s scope 3 emissions will fall in absolute terms.

Capital allocation and investment plans not aligned with 1.5°C pathways

Company has a plan to realign capital expenditures to meet a net zero decarbonization commitment, including substantial reductions in production in line with the IEA Net Zero by 2050 Scenario.	X

According to the Climate Action 100+ Net-Zero Company Benchmark, Chevron had not, as of December 31, 2021, met any of the indicators for capital allocation alignment.13 To do so, the company would need to align future capital expenditures with its long-term GHG reduction target(s), commit to aligning future capital expenditures with the Paris Agreement’s objective of limiting global warming to 1.5°C, and disclose the methodology it uses for such alignment.

According to Carbon Tracker’s assessment of Chevron’s capital expenditure and production plans against IEA scenarios, 50-60 percent of Chevron’s upstream (sanctioned and unsanctioned) future capex (2021-2030) is outside of the IEA Beyond 2 Degrees Scenario (limiting warming to 1.6°C, net zero by 2060),14 and the company would have to lower production by 57 percent to align with the IEA NZE.15 In its Climate Change Resilience Report, Chevron states that it considers the NZE a “highly unlikely transformation”16 and that it believes “the likelihood of the IEA’s NZE 2050 scenario is remote.”17 Citations to support this belief include an opinion piece dismissing the IEA’s roadmap as “policy diktats… more in keeping with the agenda of the radical fringe of environmental activism.”18

According to the company in its fourth-quarter 2021 earnings results, Chevron’s net production grew in 2021 to a record 3.10 million barrels per day, and the company added 1.3 million barrels of net oil-equivalent proven reserves in 2021.19 CEO Michael Wirth noted that the company is projecting “compound annual growth of 3 percent [in production] out through 2025.”20 Chevron’s continued expansion in production is incompatible with substantial scope 3 emissions reductions and the IEA NZE.

Chevron has announced $10 billion in investments for energy transition activities – only 10 percent of its total capex through 2028 – which focus on CCUS and offsets, renewable fuels, hydrogen, and “internal GHG reduction activities,” rather than solar or wind power.21 In response, Carbon Tracker’s Axel Dalman noted that the company’s addition of lower-carbon energy as additional to, not instead of, exploration and production, means the company continues to expose itself to stranded asset risk in the future.

Misalignment of policy influence activities with net zero commitment and 1.5°C pathways

Alignment of policy influence activities with net zero target and limiting warming to 1.5°C	X

According to InfluenceMap, the company receives a near-failing “E+” grade (on an A-F scale) for its obstructive engagement on climate policy.22 InfluenceMap notes numerous examples of Chevron’s obstructionist climate lobbying and public relations.23 For example, in the United States, Chevron appeared to lobby against the introduction of a cap and trade mechanism in California; criticized the proposed phaseout of fossil fuel vehicles by 2035; opposed the US Renewable Fuel standard program; opposed a number of US methane emission requirements, and in early 2022 publicly disagreed with the decision of a U.S. federal judge invalidating an oil and gas lease sale in the Gulf of Mexico. In Australia, the company opposed the National Greenhouse and Energy Reporting legislation and backed a “gas-led recovery” plan encouraging the development of the fossil gas industry. In the United Kingdom, Chevron lobbied the UK government for “greater recognition of the role of gas in the transition.”

In February 2022, Chevron CEO Michael Wirth was elected chairman of the American Petroleum Institute (API),24 an organization notorious for obstructionist lobbying on U.S. climate policy. API, which receives a failing “F” grade from InfluenceMap,25 spent more than $2 million on lobbying and advertising in the first half of 2021 to oppose the climate provisions of the Biden administration's Build Back Better plan.26 Chevron’s 2021 federal lobbying disclosures also note that Chevron engaged in lobbying related to the Build Back Better plan, though it did not disclose its position.27

Chevron is part of a current investigation by the U.S. House Committee on Oversight and Reform on the role of the fossil fuel industry in promoting decades of climate disinformation and preventing meaningful action on climate change.28 CEO Michael Wirth appeared before the Committee in October 2021,29 and the Committee has requested Chevron director Enrique Hernandez Jr., chair of the Public Policy and Sustainability Committee, appear for testimony to take place this spring.30 The Committee specifically requested information regarding the “reported role of the Chevron Corporation in a long-running, industry-wide campaign to spread disinformation about the role of fossil fuels in causing global warming.”31

In addition to Chevron’s role in a coordinated campaign to seed doubt about climate change stretching back decades,32 the House committee is also “assess[ing] whether the companies’ climate pledges will meet [the goal of reducing emissions], or are instead just the latest example of climate disinformation.”33 The House Committee on Oversight and Reform has also included API in this investigation, noting that “[p]ublic reporting indicates that API… worked to prevent serious action on global warming by generating doubt about the documented dangers of fossil fuels and misrepresenting the scale of your efforts to develop alternative energy technologies.”34

Failure to Respond to Majority-Supported Shareholder Proposal

In 2021, holders of 60.7 percent of shares voted35 supported a resolution requesting that Chevron “substantially reduce the greenhouse gas (GHG) emissions of their energy products (Scope 3) in the medium- and long-term future.”36

In October 2021, Chevron published updated GHG reduction targets: a net zero by 2050 “aspiration” for upstream scope 1 and 2 emissions, and a target to reduce the greenhouse gas intensity across scopes 1, 2, and 3 by 5 percent by 2028.37 These targets are not responsive to the key elements of the majority vote proposal. The intensity reduction target (5 percent by 2028) is a medium-term target, but the company’s long-term GHG reduction target does not include any scope 3 emissions reductions. The medium-term 5 percent intensity reduction target also lags behind Chevron’s peers38 and does not guarantee any reduction in absolute scope 3 emissions if production continues to rise, as indicated by Chevron’s own production forecast. In response to these targets, Ceres, anchor organization of Climate Action 100+, said, “these are small steps when what investors asked for is a giant leap.”39

In describing why it elected to set an intensity reduction target rather than the substantial scope 3 emissions cuts specified in the proposal, Chevron asserts that there was not consensus on absolute reductions, specifically scope 3 emissions.40 The company claims that “[s]ome stockholders, including those that supported the proposal, shared that they recognized that absolute reductions of GHG emissions, and specifically Scope 3 emissions, may not be appropriate for Chevron because that would require significantly changing our business strategy,” and that “[m]ost stockholders generally did not favor shrinking Chevron’s traditional oil and gas business or shifting the core business to renewables as ways to reduce Scope 3 emissions.”41 Chevron asserts, “We believe that an absolute Scope 3 target is incompatible with our strategy that includes increasing our oil and gas production..."42

In describing its outreach strategy, the company explains that to solicit feedback on the proposal, the company had over 100 “ESG-focused” meetings with 71 institutions representing 39 percent of outstanding common stock, and that the CEO and members of the Board met with stockholders representing 30 percent of outstanding common stock.43 However, this discussion does not provide enough specific information to determine how representative the reported shareholder sentiment is, as “some” and “most” are not sufficiently precise. Further, Chevron has not explained how the engaged shareholders were selected, or the proportion of engaged shareholders that voted in favor of the proposal. Thus, Chevron’s rationale should not excuse its failure to implement the proposal, which was supported by a large majority of shares voted.

This lack of responsiveness mirrors Chevron’s lackluster response to the shareholder proposal on climate lobbying which received majority support (53.5 percent of shares voted) in 2020.44 This proposal requested that the Board evaluate and issue a report describing “if, and how, Chevron’s lobbying activities (direct and through trade associations) align with the goal of limiting average global warming to well below 2 degrees Celsius (the Paris Climate Agreement’s goal)” as well as disclose any plans to mitigate identified risks presented by misaligned lobbying.45 In December 2020, Chevron released a climate lobbying report.46 A January 2022 analysis by InfluenceMap assessed Chevron’s report against investor expectations on climate policy engagement disclosures, as outlined by the UN PRI, IIGCC, and Ceres.47 InfluenceMap found that Chevron failed to meet five of the seven investor expectations and only partially met two.48

Chevron’s failure to implement majority-supported shareholder proposals is at odds with major investor proxy voting standards and corporate governance best practices. Some investors whose proxy voting policies include specific reference to the failure to substantially address majority supported shareholder concerns or proposals include BlackRock, Vanguard, State Street, along with proxy advisor ISS and investor trade association Council of Institutional Investors.49 Chevron’s own climate change report underscores that the responsibility for oversight of climate change-related risks lies with the full board of directors.50

Other Governance Issues

Without an independent chair, the board relies on a Lead Independent Director to provide robust independent leadership and oversight of management. The company’s current lead director, Ronald Sugar, is heavily over-boarded and over-committed, particularly given his role as lead director. In addition to Chevron and several advisory commitments,51 he serves on four other boards in leadership positions. Dr. Sugar has also served on the Chevron board for 17 years, which calls into question his ability to provide independent leadership and oversight of management.52 In explaining votes against Dr. Sugar for the past three years, investors have raised concerns about over-commitment, tenure, and independence53 and while he stepped down from a fifth board in 2020,54 investors continued to raise concerns about his ability to serve as lead independent director in 2021. In March 2022, he was re-elected to the board at Apple and has been renominated for re-election at the 2022 meetings of Uber (where he is the Board Chair) and Amgen (where he is the Chair of the Corporate Responsibility and Compliance Committee).55 In 2021, Dr. Sugar had among the lowest support of directors in the S&P 500, with only 76 percent support; only 2.8 percent of all S&P 500 directors received less than 80 percent support in 2021.56

Shareholder Proposals Related to Climate

In addition to voting against Directors Wirth and Sugar, shareholders may wish to support three climate-related shareholder resolutions at Chevron this year.

Follow This has filed a resolution (Item 5) requesting that the company set and publish targets consistent with the Paris Agreement, covering scopes 1, 2 and 3.57 Given Chevron’s failure to meaningfully address the 2021 proposal to substantially reduce GHG emissions, in addition to holding relevant directors accountable for failing to adequately implement prior resolutions, shareholders may wish to vote for this resolution, which expands on last year’s resolution.

A second resolution (Item 6) requests that Chevron provide an audited report addressing how applying the assumptions of the IEA’s NZE pathway would affect the assumptions and estimates underlying Chevron’s financial statements.58 Another resolution (Item 7) asks Chevron to issue a report on the reliability of its methane emission disclosures; this is the only climate-related proposal the company recommends shareholders support as Chevron already plans to release a report with this information.59

Conclusion: Chevron has failed to set adequate net zero by 2050 targets, realign investment plans and policy influence activities to limit global warming to 1.5°C, adequately respond to majority-supported shareholder proposals, or ensure adequate independent board leadership. Therefore, we recommend that shareholders vote AGAINST CEO and Chair Michael Wirth (Item 1.l) and Lead Director Ronald Sugar (Item 1.j) at the company’s annual meeting on May 25, 2022.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to reach disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is systemic, escalating and irreversible - and corporate boards urgently need to take responsibility for averting and mitigating this risk.

The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net zero by 2050 at the latest.60 According to the International Energy Agency (IEA), in order to achieve net zero emissions globally by 2050, the electricity sector must reach net zero emissions in OECD countries no later than 2035 and there can be no investment in new fossil fuel production from today.61 The IPCC also recognizes that reducing rates of deforestation and forest degradation also represents one of the most effective and robust options for climate change mitigation.62

That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, capital expenditures, and policy influence to those targets. Despite the escalating climate crisis, systemically important U.S. companies continue to invest in the expansion and continued use of fossil fuels, further accelerating global warming.63

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool – their proxy voting power – to vote against directors.

Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won thus far have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Key Sectors Are Critical to Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors are key drivers of the production and consumption of fossil fuels and must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors. Similarly, companies driving deforestation – including companies that source key deforestation-linked agricultural commodities, driving market demand for one of the greatest threats to the world’s forests – must adopt comprehensive climate policies and end deforestation.

Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for lobbying and policy influence practices that obstruct climate action, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting Guide: Oil & Gas

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80% of carbon emissions from the U.S. energy system.64 The U.S. is the largest petroleum and fossil gas producer in the world, having overtaken Saudi Arabia and Russia in recent years.65 In general, U.S. oil companies lag behind their European peers in adopting net zero by 2050 ambitions66, or investing in renewable energy production.67

To stay within the available carbon budget to limit warming to 1.5°C, not only must oil and gas companies decarbonize their own emissions, but global consumption of fossil fuels must fall as well.68 In May 2021, the IEA set out the implications of a 1.5°C pathway for the oil and gas sector in its ‘Net Zero by 2050’ scenario (“NZE”).69 Prior IEA scenarios such as the Beyond 2°C Scenario (aligned to limiting warming to 1.75°C by 206070) and the Sustainable Development Scenario (aligned to the Paris Agreement’s upper target of well below 2°C71), still fell short of limiting warming to 1.5°C.

Under the NZE, fossil fuel use falls dramatically and can be satisfied with existing assets, with no need to invest in new oil and gas fields, and no new coal mines or mine extensions.72 However, according to analyses by Carbon Tracker, the world’s largest oil companies have projects both sanctioned (those currently producing or under development) and unsanctioned (those not yet under development) over the course of the next two decades that would exceed the carbon budget for 2.0°C of global warming, let alone 1.5°C.73 This signals that many companies are not yet fully committed to meaningful reductions. While oil demand fell in 2020 due to COVID-19 disruptions,74 oil demand and pricing are currently rebounding,75 and any expansion plans are fundamentally at odds with the immediate global production reductions required within most Paris Agreement-aligned scenarios.76

As shale-focused companies rely primarily on continued new drilling to sustain production, these companies are particularly at risk: in order to limit to 1.5°C and be aligned with the IEA NZE, shale-focused companies in particular must reduce production by more than 80%.77 However, many U.S. companies continue to expand into shale-rich regions such as the Permian Basin78 (see Capital Allocation section). The Permian is predicted to account for much of the growth in US oil production, and much of this will likely be exported and burned overseas; an Occidental Petroleum company executive recently noted the trend by saying “every single molecule from here on out has to be exported.”79

Target setting

To avoid the risk of global temperature overshoot, emissions need to fall by 45% from 2010 levels by 2030, reaching net zero by 2050.80 Net-zero commitments should also incorporate interim targets and milestones that allow accelerated emissions reduction between now and 2030 rather than delaying the hard task of emissions reduction until after that date. Net zero commitments must cover projects on a full equity share basis, such that all joint ventures and subsidiaries are covered by the company-wide target. Companies should achieve net zero by 2050 with limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage (CCUS). Relying on CCUS–rather than phasing out the production of fossil fuels–is a risky strategy81; even pro-CCUS sources acknowledge that many proposed CCUS technologies are as yet unproven, and a massive infrastructure investment and buildout would be required to capture enough carbon to limit warming to 1.5°C.82 Oil and gas companies should clearly disclose specific plans to use offsets or negative emissions to achieve net zero emissions by 2050, so that investors may assess the quality and credibility of their plans.

KEY DATA SOURCES:

●	CDP (formerly Carbon Disclosure Project), company survey responses[83]
●	Science-Based Targets Initiative, Companies list[84] and Sector Guidance[85]
●	Climate Action 100+, Disclosure Indicators 1-4[86]
●	Oil Change International, Big Oil Reality Check[87]

Capital allocation

Given that oil supplies currently in production already exceed the carbon budget for limiting warming to 1.5°C, oil and gas companies must immediately cease approving investment in new projects that fall outside the carbon budget. At minimum, Arctic and oil sands projects should be halted because they are inconsistent with limiting warming to 1.5°C88, economically marginal due to elevated production costs, and carry additional environmental and human rights risks.89

Oil production in the Permian Basin in Texas and New Mexico – almost entirely fracking90–has nearly quadrupled from 2010 to today,91 while natural gas production has more than tripled.92 According to an analysis conducted by Oil Change International, carbon emissions from Permian oil and gas production through 2050 could alone exhaust nearly 10% of the global 1.5°C carbon budget.93 The climate impact of Permian oil and gas is even greater than coal based on the amount of methane that escapes into the atmosphere during hydraulic fracking.94 It is estimated that the Permian Basin has a 60% higher methane leakage rate than other U.S oil and gas regions.95 Given that the vast majority of these emissions would come from wells not yet in production at the end of 2020, much of these emissions could be avoided if companies simply halted all drilling of new wells.96

Investors should use the NZE scenario as a floor to assess companies’ climate policies, transition scenarios and capital allocation alignment. Importantly, no new oil or gas fields should be approved for development under a 1.5°C pathway; no investment in new oil and gas production should be undertaken;97 and production levels must fall by the 2030s.98 Under such a scenario, asset stranding of additional production assets as well as existing assets is a major risk to investors.99

KEY DATA SOURCES

●	Rainforest Action Network, Banking on Climate Chaos100
●	Carbon Tracker, Fault Lines (2020)101 and Adapt to Survive (2021)102
●	Carbon Tracker, Company Profiles: Oil & Gas Companies103
●	Climate Action 100+, Climate Action 100+ Net-Zero Company Benchmark: Company assessments, see Disclosure Indicator 6104

Policy influence

Oil and gas companies must fully align their policy influence activities, including political spending and lobbying, with the policy settings required to accelerate sector-wide emissions reductions on a timeline necessary to limit warming to 1.5°C. Oil and gas companies must provide full disclosure of all political and lobbying spending in all jurisdictions to allow investors to assess this alignment. Finally, companies must ensure the alignment of the policy influence activities of any trade associations or similar entities of which they are members or to which they contribute with 1.5°C outcomes, or cease membership of such organizations.

KEY DATA SOURCES:

●	Climate Action 100+ Net-Zero Company Benchmark: Company assessments, see Disclosure Indicator 7105
●	InfluenceMap, List of companies and influencers106

Summary table

TARGET SETTING	1.1	Net zero by 2050 commitment that covers all relevant emissions sources, in particular scope 3 emissions from the burning of products sold, and on a full equity share basis
	1.2	Net zero commitment has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage
	1.3	Company has adopted robust interim targets, including substantial reductions by 2030
CAPITAL ALLOCATION	2.1	Company has a plan to realign capital expenditures to meet a net zero decarbonization commitment, including substantial reductions in production in line with the IEA Net Zero by 2050 Scenario
POLICY INFLUENCE	3.1	Alignment of policy influence activities with net zero target and limiting warming to 1.5°C

1 Mehta, Angeli. “Oil and Gas Industry Emissions Reduction Pledges Under Scrutiny,” November 9, 2021, https://www.chemistryworld.com/news/oil-and-gas-industry-emissions-reduction-pledges-under-scrutiny/4014721.article

2 Analysis using Urgewald’s Global Oil and Gas Exit List (GOGEL), available at https://gogel.org/ Expenditure is a 3-year average from 2019-2021.

3 Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/ , accessed March 16, 2022

4 US Energy Information Administration, ‘Total Energy.’ Data browser. https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13, accessed March 1, 2022

5 US Energy Information Administration, “United States Remains Largest Producer of Petroleum and Natural Gas Hydrocarbons,” https://www.eia.gov/todayinenergy/detail.php?id=26352, accessed March 1, 2022

6 International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050

7 IEA, ‘Net Zero by 2050,’ Figure 3.4, p. 103

8 Majority Action, Form PX14-A, filed March 8, 2022, https://www.sec.gov/Archives/edgar/data/0000093410/000138713122003291/cvx-px14a6g_030822.htm

9 Chevron, Climate Change Resilience, https://www.chevron.com/-/media/chevron/sustainability/documents/climate-change-resilience-report.pd, p. 5

10 Chevron, “Chevron Sets Net Zero Aspiration and New GHG Intensity Target,” October 11, 2021, https://www.chevron.com/stories/chevron-sets-net-zero-aspiration-and-new-ghg-intensity-target

11 Climate Action 100+, “Chevron - Company Assessment,” March 30, 2022. https://www.climateaction100.org/company/chevron-corporation/

12 Climate Action 100+, “Chevron - Company Assessment,” March 30, 2022. https://www.climateaction100.org/company/chevron-corporation/

13 Climate Action 100+, https://www.climateaction100.org/company/chevron-corporation/

14 Carbon Tracker, Adapt to Survive, September 2021, https://carbontracker.org/reports/adapt-to-survive/full-report/, p. 35 (Table 1)

15 Carbon Tracker, Adapt to Survive, September 2021, https://carbontracker.org/reports/adapt-to-survive/full-report/, p. 7

16 Chevron, Climate Change Resilience Report, https://www.chevron.com/-/media/chevron/sustainability/documents/2021-climate-change-resilience-report.pdf p. 32

17 Chevron, Climate Change Resilience Report, https://www.chevron.com/-/media/chevron/sustainability/documents/2021-climate-change-resilience-report.pdf p. 33

18 Doshi, Tilak “IEA’s net zero by 2050 report: Credible roadmap or unhinged advocacy?,”

Forbes, June 2021, forbes.com/sites/tilakdoshi/2021/06/18/ieas-net-zero-by-2050-report-credible-roadmap-or-unhinged-advocacy/?sh=18569c7c1dff

19 Chevron, “Chevron Announces Fourth Quarter 2021 Results,” January 28, 2022, https://chevroncorp.gcs-web.com/news-releases/news-release-details/chevron-announces-fourth-quarter-2021-results

20 Chevron, “Michael Wirth on Q4 2021 Results - Earnings Call Transcript,” January 28, 2022, https://seekingalpha.com/article/4482583-chevron-corporation-cvx-ceo-michael-wirth-on-q4-2021-results-earnings-call-transcript

21 Holland, Bill. “Chevron’s 10b plan for energy change is high-risk break from the pack.’ Bloomberg, September 16 2021, https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/chevron-s-10b-plan-for-energy-change-is-high-risk-break-from-the-pack-66621281

22 InfluenceMap, “Chevron” (company profile), https://lobbymap.org/company/Chevron-f4b47c4ea77f0f6249ba7f77d4f210ff/projectlink/Chevron-In-Climate-Change, accessed March 8, 2022

23 InfluenceMap, ‘Chevron (company profile).’

24 American Petroleum Institute, “Chevron Chairman and CEO Mike Wirth Elected Chairman of API Board,” February 2, 2022, https://www.api.org/news-policy-and-issues/news/2022/02/02/chevron-chairman-and-ceo-mike-wirth-elected-chairman-of-api-board

25InfluenceMap, “American Petroleum Institute” (company profile), https://lobbymap.org/influencer/American-Petroleum-Institute-API, accessed April 15, 2022

26 AccountableUS. “API Spending Millions Lobbying Against climate Solutions.” October 6, 2021. https://www.accountable.us/news/api-spending-millions-lobbying-against-climate-solutions/

27 InfluenceMap, ‘Chevron (company profile).’

28 U.S. House Committee on Oversight and Reform, “Fueling the Climate Crisis: Exposing Big Oil’s Disinformation Campaign to Prevent Climate Action,” https://oversight.house.gov/legislation/hearings/fueling-the-climate-crisis-exposing-big-oil-s-disinformation-campaign-to, accessed April 15, 2022

29 Hearing before the U.S. House of Representatives Committee on Oversight and Reform, Testimony of Michael K. Wirth, Chairman of the Board and Chief Executive Officer, Chevron Corporation. October 28, 2021. “https://oversight.house.gov/sites/democrats.oversight.house.gov/files/Wirth%20Testimony.pdf

30 U.S. House Committee on Oversight and Reform, ‘Letter to Mr. Enrique Hernandez,’ January 20, 2022, https://oversight.house.gov/sites/democrats.oversight.house.gov/files/2022-01-20.CBM%20Khanna%20to%20Hernandez-Chevron%20re%20Witness%20Invitation.pdf

31U.S. House Committee on Oversight and Reform, ‘Letter to Mr. Michael Wirth,’ September 16, 2021 https://oversight.house.gov/sites/democrats.oversight.house.gov/files/2021-09-16.CBM%20Khanna%20to%20Wirth-Chevron%20re%20Disinformation%20FINAL%20v2.pdf

32 See, for example, Union of Concerned Scientists, The Climate Deception Dossiers, July 2015, https://www.ucsusa.org/sites/default/files/attach/2015/07/The-Climate-Deception-Dossiers.pdf

33 U.S. House Committee on Oversight and Reform, “Fueling the Climate Crisis: Exposing Big Oil’s Disinformation Campaign to Prevent Climate Action,” https://oversight.house.gov/legislation/hearings/fueling-the-climate-crisis-examining-big-oils-climate-pledges accessed April 15, 2022

34 House Committee on Oversight and Reform, ‘Letter to Mr. Michael Sommers,’ September 16, 2021, https://oversight.house.gov/sites/democrats.oversight.house.gov/files/2021-09-16.CBM%20Khanna%20to%20Sommers-API%20re%20Disinformation%20FINAL%20PDF%20v2.pdf p. 3 (sources for public reporting included in original document footnotes)

35 Chevron, Form 8-K, filed May 28, 2021, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000093410/000009341021000020/cvx-20210526.htm. Votes for calculated using for/(for + against).

36 Chevron, Schedule 14A, filed April 8, 2021, https://www.sec.gov/Archives/edgar/data/0000093410/000119312521109793/d74377ddef14a.htm#toc74377_61 p. 81

37 Chevron, “Chevron Sets Net Zero Aspiration and New GHG Intensity Target, ”October 11, 2021, https://www.chevron.com/stories/chevron-sets-net-zero-aspiration-and-new-ghg-intensity-target

38 Majority Action, Form PX14A6G, https://www.sec.gov/Archives/edgar/data/93410/000138713122003291/cvx-px14a6g_030822.htm, see ‘Endnotes,’ (information sourced from company announcements)

39 Crowley, Kevin. “Chevron Targets Net Zero Emissions from Own Operations by 2050,” Bloomberg

October 11,2021, https://www.bloomberg.com/news/articles/2021-10-11/chevron-targets-net-zero-emissions-from-own-operations-by-2050,

40 Chevron, Schedule 14A, filed April 7, 2022, https://www.sec.gov/Archives/edgar/data/93410/000119312522098301/d292137ddef14a.htm#toc292137_65a, p. 35-38

41 Chevron, ‘Schedule 14A’ (2022), p. 35

42 Chevron, ‘Schedule 14A’ (2022), p. 35

43 Chevron, ‘Schedule 14A’ (2022), p. 34

44 Chevron, Form 8-K, filed May 29, 2020, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000093410/000009341020000028/a20200527form8-kvotere.htm. Votes for calculated using for/(for + against)

45 Chevron, Schedule 14A, filed April 7, 2020, https://www.sec.gov/Archives/edgar/data/0000093410/000119312520100407/d838093ddef14a.htm p. 78

46 Chevron, Chevron 2020 Climate Lobbying Report. https://www.chevron.com/-/media/chevron/sustainability/documents/chevron-climate-lobbying-report.pdf

47 Influence Map, “The CA100+ Target Companies: Scoring and Analysis of Corporate Climate Policy Engagement,” https://lobbymap.org/filter/List-of-Companies-and-Influencers#8, Accessed April 12, 2022

48 InfluenceMap, “Detailed assessment of Chevron’s corporate industry association review,” October 2021, https://lobbymap.org/site//data/000/856/Chevron-Review-Scorecard-Oct21.pdf,

49 Majority Action, ‘Form PX14A6G’ (March 8, 2022), in endnotes.

50 Chevron, ‘Climate Change Resilience Report,’ p. 5

51 Chevron, “Ronald D. Sugar” (leadership bio). https://www.chevron.com/about/leadership/ronald-sugar, accessed April 11, 2022

52 Chevron, “Ronald D. Sugar” (leadership bio). https://www.chevron.com/about/leadership/ronald-sugar, accessed April 11, 2022

53 Analysis of voting rationales for 2019, 2020, and 2021, accessed via Insightia (formerly ProxyInsight), as of April 2021 (for 2019 and 2020 rationales), and April 2022 (for 2021 rationales).

54 Air Lease, Schedule 14A, 2020. https://sec.report/Document/0001193125-20-079303/

55 Current company proxy statements

56 Analysis via Insightia (formerly ProxyInsight), February 28 2022.

57 Chevron, ‘Schedule 14A’ (2022), p. 90

58 Chevron, ‘Schedule 14A’ (2022), p. 92

59 Chevron, ‘Schedule 14A’ (2022), p. 94

60 IPCC, Special Report on Global Warming of 1.5°C., 2018, https://www.ipcc.ch/site/assets/uploads/sites/2/2019/06/SR15_Full_Report_Low_Res.pdf , pp. v, 5, 7-10, 95-97 and 116

61 International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050, Slide 8.

62 IPCC. Special Report on Climate Change and Land, Summary for Policy Makers,January, 2020, https://www.ipcc.ch/site/assets/uploads/sites/4/2020/02/SPM_Updated-Jan20.pdf, pp 23-24 and 26.

63 Climate Action 100+: Net-Zero Company Benchmark Company Assessments https://www.climateaction100.org/progress/net-zero-company-benchmark/

64 US Energy Information Administration, ‘Carbon Dioxide Emissions from Energy Consumption by Source’, https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13, accessed March 19, 2022

65 US Energy Information Administration, “The U.S. leads global petroleum and natural gas production with record growth in 2018,” https://www.eia.gov/todayinenergy/detail.php?id=40973, accessed March 16, 2022

66 Luhavalja, Amanda, et al. “Path to Net Zero: European Oil Majors Outpace US Companies on Climate Goals,” S&P Global Market Intelligence, July 28, 2020, https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/path-to-net-zero-european-oil-majors-outpace-us-companies-on-climate-goals-59543423, accessed March 16, 2022

67 Quinson, Tim, “US Oil Companies Lag Far Behind Greener European Rivals,” Bloomberg, March 24, 2021, https://www.bloomberg.com/news/articles/2021-03-24/u-s-oil-companies-lag-far-behind-greener-europe-rivals-green-insight

68 IEA, ‘Net Zero by 2050 Scenario’

69 IEA, ‘Net Zero by 2050 Scenario’

70 IEA, ‘Energy Technology Perspectives 2017.’ https://www.iea.org/reports/energy-technology-perspectives-2017

71 IEA, ‘Sustainable Development Scenario.’ https://www.iea.org/reports/world-energy-model/sustainable-development-scenario-sds

72 IEA, ‘Net Zero by 2050 Scenario.’ pp. 21 -22.

73 Carbon Tracker, ‘Adapt to Survive.’ p. 4 and pp.14-16

74 International Energy Agency, World Energy Outlook 2021, https://iea.blob.core.windows.net/assets/4ed140c1-c3f3-4fd9-acae-789a4e14a23c/WorldEnergyOutlook2021.pdf p. 19.

75 Deloitte, 2022 Oil and Gas Industry Outlook, https://www2.deloitte.com/content/dam/Deloitte/us/Documents/energy-resources/us-2022-outlook-oil-and-gas.pdf p. 4.

76 Oil Change International et al, The Sky’s the Limit: Why the Paris Climate Goals Require A Managed Decline of Fossil Fuel Production,

https://priceofoil.org/content/uploads/2016/09/OCI_the_skys_limit_2016_FINAL_2.pdf, pp. 19-21 and 24.

77 Carbon Tracker, ‘Adapt to Survive.’ p. 6 and p. 15.

78 Oil Change International. Drilling Towards Disaster: Why US Oil and Gas Expansion Is Incompatible With Climate Limits, January, 2019, https://priceofoil.org/content/uploads/2019/01/Drilling-Towards-Disaster-Web-v2.pdf, p. 7.

79 Collier, Kiah. “As Oil and Gas Exports Surge, West Texas Becomes the World’s ‘extraction colony’” Texas Tribune, August 10, 2018, https://www.texastribune.org/2018/10/11/west-texas-becomes-worlds-extraction-colony-oil-gas-exports-surge/

80 IPCC. ‘Special Report on Global Warming of 1.5.’ 2018

81 Oil Change International, Big Oil Reality Check, September 2020. http://priceofoil.org/content/uploads/2020/09/OCI-Big-Oil-Reality-Check-vF.pdf, pp. 8, 9, and 18.

82 Global CCS Institute, Global Status of CCS 2021, https://www.globalccsinstitute.com/wp-content/uploads/2021/11/Global-Status-of-CCS-2021-Global-CCS-Institute-1121.pdf p. 35

83 https://www.cdp.net/en/responses?queries%5Bname%5D=&utf8=%E2%9C%93

84 https://sciencebasedtargets.org/companies-taking-action

85 https://sciencebasedtargets.org/sectors

86 https://www.climateaction100.org/progress/net-zero-company-benchmark/

87 Oil Change International, ‘Big Oil Reality Check’

88 Carbon Tracker, Breaking the Habit: Why None of the Large Oil Companies are “Paris-aligned”, and What They Need to Do to Get There, September 2019, https://carbontransfer.wpengine.com/wp-content/uploads/2019/09/Capex-report-2019_Infographic.pdf,

89 BankTrack, Oil Change International, Rainforest Action Network, Sierra Club. Banking on Climate Change: Fossil Fuel Finance Reportcard 2017 https://priceofoil.org/content/uploads/2017/06/Banking_On_Climate_Change_2017.pdf, pp.4, 13 and 20

90 Oil Change International. ‘Drilling Towards Disaster.’ p. 26

91 Please see chart: Total Oil Production in the Permian Basin

https://www.dallasfed.org/research/energy11/permian.aspx#Oil

92 Natural Gas Production in Permian Basin chart

https://www.dallasfed.org/research/energy11/permian.aspx#Gas

93 Oil Change International. ‘Drilling Towards Disaster.’ pp. 7 and 26

94 https://thehill.com/policy/energy-environment/155101-report-gas-from-fracking-worse-than-coal-on-climate

95 Zhang, Y. et al. “Quantifying methane emissions from the largest oil-producing basin in the United States from space.” Science Advances: 22 Apr 2020. https://www.science.org/doi/10.1126/sciadv.aaz5120

96 Oil Change International, Earthworks, and the Center for International Environmental Law, The Permian Climate Bomb. https://www.permianclimatebomb.org/chapter-2

97 Carbon Tracker. ‘Adapt to Survive.’ pp. 4-5, 8-10

98 Carbon Tracker. ‘Adapt to Survive.’ p. 6.

99 Carbon Tracker. ‘Adapt to Survive.’, pp. 4-5, 8-10

100 Rainforest Action Network, Banking on Climate Chaos. March 2021. https://www.ran.org/wp-content/uploads/2021/03/Banking-on-Climate-Chaos-2021.pdf

101 Carbon Tracker, Fault Lines: How Diverging Oil and Gas Company Strategies link to Stranded Asset Risk, October 2020,

https://carbontracker.org/reports/fault-lines-stranded-asset/

102 Carbon Tracker. ‘Adapt to Survive.’

103 https://carbontracker.org/company-profiles/

104 https://www.climateaction100.org/progress/net-zero-company-benchmark/

105 https://www.climateaction100.org/progress/net-zero-company-benchmark/

106 https://influencemap.org/filter/List-of-Companies-and-Influencers#